January 31, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	111, Inc. Annual Report on Form 20-F Response Dated September 27, 2022 File No. 001-38639

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Jennie Beysolow and Erin Jaskot:

This letter sets forth the responses of 111, Inc. (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 18, 2023.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff:

The Company respectfully submits in this letter its proposed amendments to the disclosures contained in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Annual Report”) (with new language indicated by underlines and deleted language indicated by strike-through marks). The Company undertakes to include the proposed disclosures substantially as set forth below in its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”), subject to the Staff’s further review and comment with appropriate revisions and updates to reflect the Company’s circumstances at the time when it files the 2022 Annual Report.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021
Introduction, page 1

1.       We note your response to comment 1. Please further revise your disclosure to discuss any Hong Kong laws and regulations that apply to you as well as the related risks and consequences. We also note your disclosure on page 46 that a majority of your directors and executive officers reside within China. Identify the officers and directors located in the PRC or Hong Kong and revise to include a separate “Enforceability” section disclosing the difficulty of bringing actions and enforcing judgments against these individuals.

Response

The Company respectfully advises the Staff that it does not have material operations in Hong Kong. The Company did not have any revenue generated in Hong Kong for the years ended December 31, 2019, 2020 and 2021 and currently does not have any employees or material assets or licenses in Hong Kong. Furthermore, the Company currently does not consider Hong Kong to be a main target market or expect to have material operations in Hong Kong in the foreseeable future. As a result, the Company respectfully submits that it does not believe the application of any Hong Kong laws and regulations would have a material impact on the Company and its ability to conduct its business, accept foreign investment or list on a U.S. or foreign exchange, nor are there any material risks and consequences arising from the application of any Hong Kong laws and regulations that would require disclosure in its annual report.

In response to the Staff’s Comments, the Company intends to include a separate “Enforceability of Civil Labilities” section as follows beginning on page 7 disclosing the difficulty of bringing actions and enforcing judgments against the Company or its officers and directors located in the PRC or Hong Kong.

Enforceability of Civil Labilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

We conduct substantially all of our operations in the PRC and substantially all of our assets are located in the PRC. In addition, all of our directors and executive officers named in “Item 6. Directors, Senior Management and Employees - A. Directors and Executive Officers” currently reside within the PRC As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our directors and executive officers.

We have been advised by our counsel as to Cayman Islands law that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. Our counsel as to Cayman Islands law has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

We have been advised by our counsel as to PRC law that (i) it would be highly unlikely that the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. Our counsel as to PRC law has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments under certain circumstances in accordance with the requirements of the PRC Civil Procedure Law. Our counsel as to PRC law has advised us further that under PRC law, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be highly unlikely that a PRC court would enforce judgments rendered by U.S. courts.

Judgment of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a fixed sum in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive upon the merits of the claim and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice, were not procured by fraud and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

The Company also intends to amend the disclosures on page 46 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Holders of ADS may experience difficulties in effecting service of legal process, enforcing foreign, including U.S., judgments or bringing actions in the PRC ~~China~~ and Hong Kong against us or our directors and management named in this annual report based on foreign laws, including U.S. securities law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in the PRC ~~China~~ and substantially all of our assets are located in the PRC ~~China~~. In addition, all ~~a majority~~ of our directors and executive officers named in “Item 6. Directors, Senior Management and Employees - A. Directors and Executive Officers” currently reside within the PRC ~~China~~ As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in the PRC ~~China~~ even when court judgments are not.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in the PRC ~~China~~. In particular, in the PRC ~~China~~, there are significant legal, regulatory and other obstacles to obtaining information needed for shareholder investigations or litigation outside the PRC ~~China~~ or otherwise involving foreign persons or entities as plaintiffs. Although the local authorities in the PRC ~~China~~ may establish a regulatory cooperation mechanism with the securities regulatory authorities of foreign jurisdictions to implement cross-border supervision and litigation, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical implementation mechanism. Under the PRC Securities Law, no PRC entity or individual may provide the documents and materials relating to securities trading and market activities to overseas parties without prior consent of the competent securities regulatory authority in the PRC ~~China~~.

Judgment of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a fixed sum in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive upon the merits of the claim and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice, were not procured by fraud and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

See “Item 3. Key Information — Enforceability of Civil Labilities” for a more detailed discussion of the difficulty of bringing actions and enforcing judgments against us or our officers and directors.

2.       We note in response to comment 1 you propose to modify the definition of "China" or "PRC" to state that it excludes Hong Kong, Macau and Taiwan, but "only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report." As currently drafted, the scope of the carve-out is unclear. To the extent that you wish to continue to exclude Hong Kong from this definition, please clarify that it is excluded only when the annual report refers to specific laws and regulations adopted by the PRC.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the definition of “China” or “PRC” on page i of the 2021 Annual Report as follows. The Company will include comparable disclosure in the 2022 Annual Report.

“China” or “PRC” refers to the People’s Republic of China; ~~excluding, for the purposes of this annual report only,~~ and only when this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;

Item 3, Key Information, page 3

3.       We note your response to comment 2 and your statement that the risks relating to the VIE structure, including the risk that the Chinese regulatory authorities could disallow such structure, no longer apply to the Company. However, we believe that such risk continues to exist as Chinese regulatory authorities could disallow your current structure by changing the rules relating to foreign investment in China-based issuers. Please revise to specifically say that Chinese regulatory authorities could disallow your current structure. Additionally, provide a cross-reference to your detailed discussion of the risks facing the company if China were to change the rules and regulations regarding foreign ownership in the industry in which the company operates.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to amend the disclosures on page 3 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

111, Inc. is a Cayman Islands holding company with no material operations of its own. 111, Inc. ~~and~~ currently conducts its operations in China through its PRC subsidiaries. Investors in our ADSs should note that they are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our operating subsidiaries. Our corporate structure as a Cayman Islands holding company with operations conducted by our PRC subsidiaries involves unique risks to investors. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which we operate, which would likely result in a material change in our operations and corporate structure and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. Investors in our ADSs or Class A ordinary shares should be aware that they do not directly hold equity interests in the Chinese operating entities, but rather are purchasing equity solely in 111, Inc., our Cayman Islands holding company, which owns equity interests indirectly in its PRC subsidiaries. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us” in this annual report.

The Company also intends to revise the risk factor under “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us” of the 2021 Annual Report in its 2022 Annual Report as follows:

Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. We terminated our VIE structure in February 2022, following which all of the prior VIEs became our subsidiaries. Since then, we have been a Cayman Islands holding company with operations conducted by our PRC subsidiaries, which involves unique risks to investors. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which we operate, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. Furthermore, the PRC government has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. See “ - The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

4.       We note your response to comment 6. Please further revise the disclosure to discuss whether there are limitations on your ability to transfer cash between you, your PRC or Hong Kong subsidiaries, the consolidated VIEs, or investors. In this regard, we note that your discussion of the limitations on cash transfers appears to discuss solely those in the PRC. Revise to also discuss limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make consistent revisions throughout the document.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to amend the disclosures on page 4 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Transfer of Funds and Other Assets through Our Organization

~~111, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.~~”

Under relevant PRC laws and regulations, a Cayman Islands holding company and its subsidiaries are permitted to remit funds to the VIEs through loans, working capital support or payments for intra-group trades of goods rather than capital contributions, subject to approval or fling process from the competent governmental authorities.

Prior to the termination of the VIE structure in February 2022, we were not able to make direct capital contribution to the VIEs because we controlled the VIEs through contractual arrangements, as opposed to equity ownership. Instead, prior to the termination of the VIE structure in February 2022, 111, Inc. and its subsidiaries (i) have transferred cash to the VIEs as working capital support; and (ii) made payments to, or received payments from, the VIEs for intra-group trades of goods. In 2019, 2020 and 2021, 111, Inc. and its subsidiaries made net payments as working capital support to the VIEs of RMB195.1 million, RMB532.3 million and RMB760.3 million, respectively. In addition, the VIEs received net payments from 111, Inc. and its subsidiaries of RMB30.5 million and RMB140.1 million, respectively, in 2019 and 2021 and made net payment of RMB78.5 million to 111, Inc. and its subsidiaries in 2020, as part of the foregoing intra-group trades of goods.

As of the date of this annual report, through its intermediate holding company, 111, Inc. had made cumulative capital contributions of US$342.5 million to 111, Inc.’s PRC subsidiaries. These funds have been used by such PRC subsidiaries mainly for their business operations. As of December 31, 2021, the loan balance 1 Pharmacy Technology made to the VIEs’ nominee shareholders under the contractual arrangements with the VIEs was nil.

Prior to the termination of the VIE structure in February 2022, the VIEs might transfer cash to 1 Pharmacy Technology by paying service fees pursuant to the contractual arrangements through which we controlled the VIEs. For the years ended December 31, 2019, 2020 and 2021, the payment of service fees from the VIEs to 1 Pharmacy Technology amounted to nil, RMB112.6 million and RMB728.5 million, respectively. There were no other assets transferred between the VIEs, on one hand, and 111, Inc. and its subsidiaries, on the other hand, in 2019, 2020 and 2021. In 2019, 2020 and 2021, no dividends or distributions were made to 111, Inc. by its subsidiaries.

Investors in our securities should note that, to the extent cash or assets in the business are in the PRC, or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Company and its subsidiaries in the PRC by the PRC government to transfer cash or assets. Such limitations under PRC laws may apply to a Hong Kong entity to the extent the entity is seeking to transfer its cash and assets located in the PRC out of the PRC. See “Item. 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors” in this annual report. In addition, while we are not aware of any similar restrictions under current Hong Kong laws, there is no assurance that such restrictions will not be introduced in the future or that the Hong Kong government will not intervene in or impose restrictions on the ability of a Hong Kong entity to transfer cash or assets out of Hong Kong in the future.

Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to 111, Inc., only out of their retained earnings, if any, as determined in accordance with PRC regulations. Such payment of dividends by entities registered in the PRC is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary surplus reserve, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For the years ended December 31, 2019, 2020 and 2021, 111, Inc. did not receive any dividends from its subsidiaries.

111, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends to investors in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” in this annual report.

We have adopted cash management policies, pursuant to which each transfer of funds among 111, Inc. and its subsidiaries is subject to our internal approval process. The internal process for cash management includes handling, depositing, receiving, transferring safeguarding, and documentation and recording of cash assets. Based on the specific amount of each transfer of funds and the uses of funds, requisite internal approval must be obtained prior to each funds transfer. Furthermore, the funds will be transferred in accordance with the applicable PRC laws and regulations discussed in this section.

The Company also intends to amend the disclosures on page 31 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

We rely on dividends and other distributions on equity paid by our PRC or Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC or Hong Kong subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. To the extent cash or assets in the business are in the PRC, or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Company and its subsidiaries in the PRC by the PRC government to transfer cash or assets. Such limitations under PRC laws may apply to a Hong Kong entity to the extent the entity is seeking to transfer its cash and assets located in the PRC out of the PRC. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirements.

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, Chinese entities are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of their registered capital. These reserve funds are not distributable as cash dividends.

While we are not aware of any similar restrictions under current Hong Kong laws, there is no assurance that such restrictions will not be introduced in the future or that the Hong Kong government will not intervene in or impose restrictions on the ability of a Hong Kong entity to transfer cash or assets out of Hong Kong in the future.

5.       We note your response to comment 8. Please revise to identify the various investors of the 14% interest in 1 Pharmacy Technology.

Response

In response to the Staff’s Comments, the Company intends to amend footnote 1 to the diagram of the Company’s current corporate structure under “Item 3. Key Information” of the 2022 Annual Report as follows.

(1) The following table illustrates the details of the shareholders of 1 Pharmacy Technology:

Name of Shareholders	Shareholding Percentage	Affiliation with the Company
Yao Wang Corporation Limited	86.00%	Hong Kong subsidiary of the Company
Ningbo Youkai Venture Capital Partnership (LP)	Approximately 1.55%	Unaffiliated third-party investor
Shanghai SOE Reform & Development Equity Investment Fund Partnership (LP)	Approximately 1.03%	Unaffiliated third-party investor
Ningbo Liangji Industrial Co., Ltd.	Approximately 0.72%	Unaffiliated third-party investor
Zhenjiang Huixin Equity Investment Partnership (LP)	Approximately 0.57%	Unaffiliated third-party investor
Hezhou Hongshi Equity Investment Partnership (LP)	Approximately 0.16%	Unaffiliated third-party investor
Shanghai Yaoxing Business Management Partnership (LP)	Approximately 0.15%	A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company, with Mr. Liang Wang, a current employee of 1 Pharmacy Technology, as its general partner

Shanghai Yaoshu Business Management Partnership (LP)	Approximately 0.10%	A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company, with Mr. Yang Chen, a current employee of 1 Pharmacy Technology, as its general partner
Xinjiang Junying Hongyin Investment Management Partnership (LP)	Approximately 0.05%	Unaffiliated third-party investor
Tianjin Gangling Business Management Partnership (LP)	Approximately 1.81%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform, with the Company’s founders, Dr. Gang Yu and Mr. Junling Liu, being two of its three partners
Tianjin Yaocheng Business Management Partnership (LP)	Approximately 1.11%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Tianjin Yaosheng Business Management Partnership (LP)	Approximately 0.13%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Tianjin Yaopeng Business Management Partnership (LP)	Approximately 0.12%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Tianjin Yaohua Business Management Partnership (LP)	Approximately 0.14%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Tianjin Yaoming Business Management Partnership (LP)	Approximately 0.15%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Tianjin Yaotian Business Management Partnership (LP)	Approximately 0.12%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaoding Business Management Partnership (LP)	Approximately 0.13%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Tianjin Yao Cheng Business Management Partnership (LP)	Approximately 0.11%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Tianjin Yaojun Business Management Partnership (LP)	Approximately 0.13%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Tianjin Yaowei Business Management Partnership (LP)	Approximately 0.08%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Tianjin Yaoan Business Management Partnership (LP)	Approximately 0.14%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Tianjin Yaogong Business Management Partnership (LP)	Approximately 0.37%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company
SAIF Partners (Nanjing) Equity Investment Fund (LP)	Approximately 0.95%	Unaffiliated third-party investor
SAIF Partners (Huangshan) Tourist Culture Industrial Development Fund (LP)	Approximately 0.29%	Unaffiliated third-party investor
SAIF Partners (Nanjing) Hengzhun Venture Capital Fund (LP)	Approximately 0.19%	Unaffiliated third-party investor
Jiaxing Tengyuan Investment Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor

Shanghai Shenli Business Management Partnership (LP)	Approximately 0.76%	Unaffiliated third-party investor
Huasai Zhikang (Shanghai) Equity Investment Fund Partnership (LP)	Approximately 0.48%	Unaffiliated third-party investor
Shanghai Zhangjiang Torch Venture Capital Co., Ltd.	Approximately 0.49%	Unaffiliated third-party investor
Shanghai Zhilin Yiqu Venture Capital Partnership (LP)	Approximately 0.38%	Unaffiliated third-party investor
Shanghai Technology Venture Capital Co., Ltd.	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Pudong Renmin Zhaoyin Cultural Industry Equity Investment Fund Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Gongqingcheng Ideate Investment Management Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Zhangjiang Technology Venture Capital Co., Ltd.	Approximately 0.19%	Unaffiliated third-party investor
Hangzhou Hengqin Investment Management Partnership (LP)	Approximately 0.10%	Unaffiliated third-party investor

6.       We note your proposed revisions in response to comment 9. Please further revise to include the title of each individual risk factor in the cross-reference, as opposed to listing only the page number.

Response

In response to the Staff’s comments, the Company intends to revise the disclosures on pages 7 and 8 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

We face various legal and operational risks and uncertainties associated with being based in and having the majority of our operations in the PRC. We terminated our VIE structure in February 2022, following which all of the prior VIEs became our subsidiaries. Since then, we have been a Cayman Islands holding company with operations conducted by our PRC subsidiaries, which involves unique risks to investors. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which we operate, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors.

Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings.

Risks Related to Our Business and Industry

•	We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects” in this annual report.

•	Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively in the PRC general health and wellness market, and we may fail to sufficiently and promptly respond to rapid changes in government regulations, treatment of diseases and customer preferences. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively in the PRC general health and wellness market, and we may fail to sufficiently and promptly respond to rapid changes in government regulations, treatment of diseases and customer preferences” in this annual report.

•	We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all” in this annual report.

•	We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future” in this annual report.

•	Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations” in this annual report.

•	Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business” in this annual report.

•	Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business” in this annual report.

•	Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects” in this annual report.

•	We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance” in this annual report.

•	If we are unable to implement our strategy to expand our PRC operations by completing an initial public offering and listing on the STAR Market, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if we complete the STAR Market listing, we may not achieve the results contemplated by our business strategy and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to implement our strategy to expand our PRC operations by completing an initial public offering and listing on the STAR Market, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if we complete the STAR Market listing, we may not achieve the results contemplated by our business strategy and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs” in this annual report.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” in this annual report.

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us” in this annual report.

•	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas” in this annual report.

•	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of pharmaceutical and healthcare industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of pharmaceutical and healthcare industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” in this annual report.

•	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” in this annual report.

•	Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” in this annual report.

Risks Related to American Depositary Shares

•	The trading price for the ADSs may be volatile. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—The trading price for the ADSs may be volatile” in this annual report.

•	Techniques employed by short sellers may drive down the trading price of the ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—Techniques employed by short sellers may drive down the trading price of the ADSs” in this annual report.

•	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” in this annual report.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs” in this annual report.

7.       We note your proposed disclosure in response to comment 11. Please further revise to name the PRC legal counsel you relied upon to determine that you are not required to obtain any prior approval or permission from the CSRC or CAC for your historical offshore offerings to foreign investors.

Response

In response to the Staff’s Comments, the Company intends to revise the paragraphs under the heading “Item 3. Key Information—Permissions Required from the PRC Authorities for Our Operations” on page 6 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

~~Furthermore, under current PRC laws, regulations and regulatory rules, we may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.~~

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed interpretation or implementation rules of the Revised Cybersecurity Review Measures have been issued by any authority, and it remains unclear as to whether the relevant requirements will be applicable to companies that are already listed in the United States, including us. The Revised Cybersecurity Review Measures further provide that “critical information infrastructure operators” that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have performed under the PRC cybersecurity laws and regulations. We cannot predict the impact of the Revised Cybersecurity Review Measures at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of the currently effective PRC laws and regulations as of the date of this annual report, we are not required to obtain any prior approval or permission from the CSRC or CAC for our historical offshore offerings to foreign investors. However, our PRC legal counsel has further advised us that there remains uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. In addition, we believe, to the best of our knowledge, that our operations do not violate PRC laws and regulations, including regulations or policies that have been issued by the CAC, currently in force in all material aspects.

If the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline.

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

D. Risk Factors, page 7

8.       In your future filings, revise your risk factors to add disclosure associated with the termination of the VIE structure in February 2022.

Response

In response to the Staff’s Comments, the Company will revise its risk factors to add disclosure associated with the termination of the VIE structure in February 2022 in the future filings. For details, see the Company’s responses to Comment 3 above.

The approval, filing or other requirements of the China Securities Regulatory Commission..., page 29

9.       We note your response to comment 14 and that you are uncertain and cannot predict the impact of the oversight by the Cyberspace Administration of China over data security on your business and any future offering. Please revise to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

In response to the Staff’s Comments, the Company intends to replace the third and fourth paragraphs of the risk factor titled “[t]he approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas” on page 30 of the 2021 Annual Report with the following and make conforming disclosures in the 2022 Annual Report:

~~In addition, in December 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect in February 2022. Pursuant to the Cybersecurity Review Measures, (i) if the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.~~

~~If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies.~~

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed interpretation or implementation rules of the Revised Cybersecurity Review Measures have been issued by any authority and it remains unclear as to whether the relevant requirements will be applicable to companies that are already listed in the United States, including us. The Revised Cybersecurity Review Measures further provide that “critical information infrastructure operators” that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have performed under the PRC cybersecurity laws and regulations. We cannot predict the impact of the Revised Cybersecurity Review Measures at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of the currently effective PRC laws and regulations as of the date of this annual report, we are not required to obtain any prior approval or permission from the CSRC or CAC for our historical offshore offerings to foreign investors. However, our PRC legal counsel has further advised us that there remains uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. In addition, we believe, to the best of our knowledge, that our operations do not violate PRC laws and regulations, including regulations or policies that have been issued by the CAC, currently in force in all material aspects.

If the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to 111, Inc.’s Annual Report on Form 20-F, please contact the undersigned or Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

111, Inc.

By:	/s/ Junling Liu
Name: Junling Liu
Title: Chief Executive Officer

cc:	Kevin Zhang
Davis Polk & Wardwell LLP